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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             TRANSCO ENERGY COMPANY
                           (NAME OF SUBJECT COMPANY)

                             TRANSCO ENERGY COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                 (AND ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    89353210
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             DAVID E. VARNER, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             TRANSCO ENERGY COMPANY
                                 P.O. BOX 1396
                              2800 POST OAK BLVD.
                              HOUSTON, TEXAS 77251
                                 (713) 439-2388
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             ERIC S. ROBINSON, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The subject company is Transco Energy Company, a Delaware corporation ("Transco" or the "Company"). The address of the principal executive offices of the Company is 2800 Post Oak Blvd., Houston, Texas 77056. The title of the class of equity securities to which this Statement relates is the Company's common stock, par value $.50 per share (the "Shares"), and the associated common stock purchase rights (the "Company Rights").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the tender offer made by The Williams Companies, Inc., a Delaware corporation ("Williams" or the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 16, 1994 (the "Schedule 14D-1"), to purchase up to 24,600,000 Shares, together with attached Company Rights, at a price of $17.50 per Share and Company Right, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 1994 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is conditioned upon, among other things, at least 20,900,000 Shares being validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition").

  The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of December 12, 1994 (the "Merger Agreement"), by and among Williams, WC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Williams ("Sub"), and the Company. The Merger Agreement provides, among other things, for the making of the Offer by Williams and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement and in accordance with applicable law, Sub will merge with and into the Company (the "Merger") as soon as practicable after consummation of the Offer. The Offer and the Merger are referred to collectively herein as the "Transaction." Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Williams.

  The Offer to Purchase states that the address of the principal executive offices of Williams and Sub is One Williams Center, Tulsa, Oklahoma 74172.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its directors, executive officers or affiliates or (ii) the Purchaser, Sub, or their directors, executive officers or affiliates.

    (i) CERTAIN ARRANGEMENTS WITH WILLIAMS AND SUB.

THE MERGER AGREEMENT

  The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by the Company with the Securities and Exchange Commission (the "Commission") in connection with the Offer. Such summary is qualified in its entirety by reference to the Merger Agreement.

  The Offer. The Purchaser has agreed in the Merger Agreement to accept Shares tendered pursuant to the Offer for payment on the earliest expiration date of the offer on which the Minimum Condition and the other conditions that are described in Section 14 hereof are satisfied. The Purchaser has also agreed, if such conditions are not so satisfied as of any expiration date but subject to its right under the circumstances described below to terminate the Offer and the Merger Agreement, to extend such expiration date from time to time until the earlier of the consummation of the Offer and 90 days following commencement of the Offer.
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  Under the Merger Agreement, the Purchaser has expressly reserved the right to
(i) increase the price per Share payable pursuant to the Offer or (ii) increase on one occasion the number of Shares (and attached Rights) to be purchased in the Offer; provided, that (x) any increase in the number of Shares to be purchased which requires an extension of the Offer beyond its then applicable expiration date in accordance with applicable law must provide for an increase of at least 4,000,000 Shares and (y) any increase in the number of Shares sought at a time when the average closing sale prices on the New York Stock Exchange (the "NYSE") for shares of Common Stock, $1.00 par value, of the Purchaser ("Purchaser Common Stock") for the ten trading days immediately preceding the date of public notice of the increase exceeds $28 may only be made with the consent of the Company. The Purchaser has agreed in the Merger Agreement that, without the prior written consent of the Company, the Purchaser will not (i) decrease the price per Share payable pursuant to the Offer, (ii) decrease or (other than as described in the immediately preceding sentence) increase the number of Shares to be purchased in the Offer, (iii) change the form of consideration payable in the Offer, (iv) add to or change the conditions of the Offer, (v) change or waive the Minimum Condition or (vi) make any other change in the terms or conditions of the Offer which is adverse to the holders of the Shares.

  Company Board Representation by the Purchaser Following the Offer. The Company has agreed in the Merger Agreement that, effective upon payment by the Purchaser for the Shares accepted for payment pursuant to the Offer, the Purchaser will be entitled to designate two directors to the Board of Directors of the Company (the "Company Board") and the Company will take all necessary action to cause the Purchaser's designees to be elected or appointed to the Company Board including, without limitation, increasing the number of directors or seeking and accepting resignations of incumbent directors. In such connection, the Purchaser has agreed that (i) its designees will abstain from any action taken by the Company to amend or terminate the Merger Agreement or waive any action by the Purchaser, which actions will be effective with the approval of a majority of the remaining directors, and (ii) it will not effect any other changes to the Company Board prior to the Effective Time.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the Effective Time, Sub will be merged with and into the Company in accordance with the General Corporation Law of the State of Delaware (the "Delaware Law"). As a result of the Merger, the separate corporate existence of Sub will cease and the Company will continue as the Surviving Corporation.

  At the Effective Time, in the event that 24,600,000 Shares are purchased pursuant to the Offer, each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by the Purchaser or any direct or indirect wholly-owned subsidiary of the Purchaser ("Retired Shares"), or dissenting Shares (collectively, "Retired or Dissenting Shares")) will be converted into the right to receive .625 of a share of Purchaser Common Stock and .3125 attached preferred stock purchase rights (the "Purchaser Rights"). In the event that less than 24,600,000 Shares, but at least 20,900,000 Shares, are purchased pursuant to the Offer, each Share that is issued and outstanding immediately prior to the Effective Time (other than Retired or Dissenting Shares) will be converted into the right to receive (i) an amount in cash (the "Per Share Cash Amount") equal to (x) the excess of (A) the product of (1) $17.50 or such higher price as may be paid in the Offer (the "Offer Price"), and (2) the excess of 24,600,000 over the number of Shares purchased pursuant to the Offer, over (B) the aggregate amount paid in the redemption of Company Rights not acquired pursuant to the Offer, divided by (y) the number of Shares outstanding immediately prior to the Effective Time (other than Retired Shares) and (ii) the fraction of a share of Purchaser Common Stock equal to (A) the product of
(1) .625 and (2) the excess of the Offer Price over the Per Share Cash Amount, divided by (B) the Offer Price (such fractional amount of a share of Purchaser Common Stock, the "Conversion Number"), together with a fraction of attached Purchaser Rights equal to the Conversion Number divided by 2.

  In addition, also at the Effective Time, each issued and outstanding share of the Company's $4.75 Series Cumulative Convertible Preferred Stock ("Company $4.75 Preferred Stock") and each issued and outstanding share of the Company's $3.50 Series Cumulative Convertible Preferred Stock ("Company $3.50 Preferred Stock" and, collectively with the Company $4.75 Preferred Stock, the "Company Preferred Stock") (in each

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case other than shares that are owned by the Company as treasury stock, or owned by the Purchaser or any wholly-owned subsidiary of the Purchaser, or, to the extent appraisal rights are available to such holders, dissenting shares) will be converted into the right to receive one share of the Purchaser's $4.75 Series Cumulative Convertible Preferred Stock ("Purchaser $4.75 Preferred Stock") and the Purchaser's $3.50 Series Cumulative Convertible Preferred Stock ("Purchaser $3.50 Preferred Stock" and, collectively with the Purchaser $4.75 Preferred Stock, the "Purchaser New Preferred Stock"), respectively.

  Pursuant to the Merger Agreement, the Company shall call and hold a meeting of its stockholders (the "Stockholders' Meeting") as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby. The Merger Agreement requires the Company, through the Company Board, to recommend to its stockholders approval of the Merger and related matters; provided, however, that nothing contained in the Merger Agreement will require the Company Board to take any action or refrain from taking any action which the Board determines in good faith with the advice of counsel could reasonably be expected to result in a breach of its fiduciary duties under applicable law. The Purchaser has agreed to cause all Shares acquired by it pursuant to the Offer or the Stock Option Agreement (as defined below) to be represented at the Stockholders' Meeting and to be voted in favor of approval and adoption of the Merger Agreement and the Merger. If the Purchaser holds at least a majority of the Shares outstanding on the record date for establishing holders of Shares entitled to vote at the Stockholders' Meeting, the Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder of the Company votes in favor of the Merger.

  The Merger Agreement provides that the Company and the Purchaser, will each use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, in each case consistent with the fiduciary duties of their respective Boards of Directors as advised by counsel, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement and the Stock Option Agreement, including (i) the prompt preparation and filing with the Commission of the Purchaser's registration statement on Form S-4 (the "S-4") and the Company's proxy statement (the "Proxy Statement"),
(ii) such actions as may be required to have the S-4 declared effective under the Securities Act of 1933, as amended (the "Securities Act") and the Proxy Statement cleared by the Commission, in each case as promptly as practicable, and (iii) such actions as may be required to be taken under applicable state securities or blue sky laws in connection with the issuance of shares of Purchaser Common Stock (and the attached Purchaser Rights) and Purchaser New Preferred Stock pursuant to the Merger.

  Pursuant to the Merger Agreement, the Purchaser has agreed to use its reasonable best efforts to list the Purchaser Common Stock (and attached Purchaser Rights) to be issued in the Merger on the NYSE and the Purchaser $4.75 Preferred Stock to be issued in the Merger to be listed on the NYSE or quoted on the NASDAQ National Market System, in each case not later than the Effective Time.

  The Merger Agreement provides that, at the Effective Time, the Second Restated Certificate of Incorporation of the Company, as amended and restated substantially in the form set forth in an exhibit to the Merger Agreement, will be the Certificate of Incorporation of the Surviving Corporation. The Merger Agreement also provides that the By-laws of Sub, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation until amended in accordance with applicable law.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company and the Purchaser as to the absence of certain changes or events concerning their respective businesses, compliance with law, litigation and other matters.

  Certain Restrictions on Business Pending the Merger. The Company has agreed that prior to the Effective Time, unless otherwise consented to in writing by the Purchaser, the Company will, and will cause

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each of its subsidiaries to, conduct its operations only in the ordinary and usual course of business consistent with past practice and will use all reasonable efforts, and will cause each of its subsidiaries to use all reasonable efforts, to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with licensors, licensees, customers, suppliers, employees and any others having business dealings with it, in each case in all material respects. Without limiting the generality of the foregoing, and except as otherwise expressly provided in the Merger Agreement, the Company will not, and will not permit any of the subsidiaries to, prior to the Effective Time, without the prior written consent of the Purchaser (which will not be unreasonably withheld): (i) adopt any amendment to its certificate of incorporation or by-laws or comparable organizational documents or to the Company Rights Agreement; (ii) except for issuances of capital stock of the Company's subsidiaries to the Company or a wholly owned subsidiary of the Company, issue, reissue, sell or pledge or authorize or propose the issuance, reissuance, sale or pledge of additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, other than the issuance of Shares (and attached Company Rights) upon the exercise of stock options or vesting of restricted or deferred stock unit awards outstanding on December 12, 1994 or upon conversion of shares of Company Preferred Stock, in each case in accordance with their present terms;
(iii) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock, except that (a) the Company may continue to pay regular dividends on the Shares and shares of Company Preferred Stock consistent with past practice, (b) Transcontinental Gas Pipeline Corporation ("TGPL") may continue to pay regular dividends and make annual sinking fund payments on its cumulative first preferred stock consistent with past practice and (c) any wholly-owned subsidiary of the Company may pay dividends and make distributions to the Company or any of the Company's wholly-owned subsidiaries; (iv) adjust, split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, other than pursuant to certain leases or in connection with tax withholding features under the Company's employee benefits plans; (v) (a) incur, assume or pre-pay any long-term debt or incur or assume any short-term debt, except that the Company and its subsidiaries may incur or pre-pay debt in the ordinary course of business consistent with past practice or the cash forecasts disclosure in the Merger Agreement under existing lines of credit and may repurchase any of the Company's 11 1/4% Notes due 1999 (the "Company Notes") in a manner consistent with the provisions of the Merger Agreement, (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice, or (c) make any loans, advances or capital contributions to, or investments in, any other person except in the ordinary course of business consistent with past practice and except for loans, advances, capital contributions or investments between any wholly owned subsidiary and the Company or another wholly owned subsidiary; (vi) settle or compromise any suit or claim or threatened suit or claim relating to the transactions contemplated hereby; (vii) except for (a) increases in salary, wages and benefits of employees of the Company or its subsidiaries (other than executive or corporate officers of the Company) in accordance with past practice, (b) increases in salary, wages and benefits granted to employees of the Company or its subsidiaries (other than executive or corporate officers of the Company) in conjunction with promotions or other changes in job status consistent with past practice or required under existing agreements, (c) increases in salary, wages and benefits to employees of the Company pursuant to collective bargaining agreements entered into in the ordinary course of business consistent with past practice, and (d) the consummation of the pending merger of the Company's Tran$tock Employee Stock Ownership Plan ("the Tran$tock Plan") with the Company's Thrift Plan, increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees (whether from the Company or any of its subsidiaries), or pay any benefit not required by any existing plan or arrangement (including, the granting of, or waiver of performance or other vesting criteria under, stock options, stock appreciation rights, shares of restricted stock or deferred stock or performance units) or grant any severance or termination pay to (except pursuant to existing agreements or policies), or enter into any employment or severance agreement with, any director, officer or other key employee of the Company or any of its subsidiaries or establish, adopt, enter into,

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terminate or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees, except to the extent such termination or amendment is required by applicable law; except that, in any case, benefits may be paid as they become payable; (viii) except as set forth in the Merger Agreement, acquire, sell, lease or dispose of any assets or securities which are material to the Company and its subsidiaries, or enter into any commitment to do any of the foregoing or enter into any material commitment or transaction outside the ordinary course of business consistent with past practice other than transactions between a wholly-owned subsidiary and the Company or another wholly owned subsidiary, (a) modify, amend or terminate any contract, (b) waive, release, relinquish or assign any contract (including any insurance policy) or other right or claim, or (c) cancel or forgive any indebtedness owed to the Company or its subsidiaries, other than in each case in a manner in the ordinary course of business consistent with past practice or which is not material to the business of the Company and its subsidiaries; (ix) make any tax election not required by law or settle or compromise any tax liability, in either case that is material to the Company and its subsidiaries; (x) change any of the accounting principles or practices used by it except as required by the Commission, the Financial Accounting Standards Board or the Federal Energy Regulatory Commission ("FERC") under the Uniform System of Accounts; or (xi) agree in writing or otherwise to take any of the foregoing actions or any action which would make any representation or warranty in the Merger Agreement untrue or incorrect in any material respect.

  The Purchaser has agreed that it will not, and will not permit any of its subsidiaries to, prior to the Effective Time, without the prior written consent of the Company (which will not be unreasonably withheld): (i) adopt any amendment to its certificate of incorporation or by-laws or comparable organizational documents; (ii) except for issuances of capital stock of the Purchaser's subsidiaries to the Purchaser or a wholly owned subsidiary of the Purchaser and except as set forth in the Merger Agreement, issue, reissue, sell or pledge or authorize or propose the issuance, reissuance, sale or pledge of additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, other than the issuance of shares of Purchaser Common Stock upon the exercise of stock options or vesting of deferred stock awards outstanding on December 12, 1994 in accordance with their present terms; (iii) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock, except that
(a) the Purchaser may continue to pay regular cash dividends on the Purchaser Common Stock and any Purchaser preferred stock and (b) any subsidiary of the Purchaser may pay dividends or make distributions; (iv) other than purchases pursuant to its existing program to repurchase shares of Purchaser Common Stock for an aggregate purchase price of up to $800,000,000 and shares of certain Purchaser preferred stock for an aggregate purchase price of up to $100,000,000 (under which approximately $406.8 million and $6.4 million, respectively, of purchases had been made as of December 12, 1994) and in connection with the exercise of options under certain employee benefits plans of the Purchaser, adjust, split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock; (v) except as set forth in the Merger Agreement, acquire, sell, lease or dispose of any assets or securities which are material to the Purchaser and its subsidiaries, or enter into any commitment to do any of the foregoing other than transactions between a wholly owned subsidiary and the Purchaser or another wholly owned subsidiary; (vi) settle or compromise any suit or claim or threatened suit or claim relating to the transactions contemplated hereby; (vii) change any of the accounting principles or practices used by it except as required by the Commission, the Financial Accounting Standards Board or the FERC under the Uniform Systems of Accounts; or (viii) agree in writing or otherwise to take any of the foregoing actions or any action which would make any representation or warranty in the Merger Agreement untrue or incorrect in any material respect.

  Acquisition Transactions. Under the Merger Agreement, the Company has agreed, subject to the matters described in the immediately succeeding paragraph, that it will not, nor will it permit its officers, directors, subsidiaries, representatives or agents, directly or indirectly, to do any of the following:
(i) negotiate,

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undertake, authorize, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction (other than the Offer and the Merger) involving any disposition or other change of ownership of a substantial portion of the Company's stock or assets (an "Acquisition Transaction"); (ii) solicit or initiate the submission of a proposal or offer in respect of, or engage in negotiations concerning, an Acquisition Transaction; or (iii) furnish or cause to be furnished to any corporation, partnership, person or other entity or group (other than the other party and its representatives) (a "Person") any non-public information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction provided, nothing herein will prohibit the Company Board from taking and disclosing to the Company's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. The Company has also agreed to inform the Purchaser by telephone within two business days of its receipt of any proposal or bid (including the terms thereof and the Person making such proposal or bid) in respect of any Acquisition Transaction.

  Notwithstanding the restriction described in the immediately preceding paragraph, the Company and its officers, directors, subsidiaries, representatives and agents may engage in discussions or negotiations with, and may furnish information to, a third party who, or representatives of a third party who, makes a written proposal with respect to an Acquisition Transaction if (i) the Company Board determines in good faith after consultation with its financial advisors that such proposal may reasonably be expected to result in a transaction that is financially superior to the transactions contemplated by the Merger Agreement, or (ii) the Company Board determines in good faith with advice of outside counsel that failure to do so could reasonably be expected to result in a breach of its fiduciary duties under applicable law. If the Company accepts a proposal for or otherwise engages in any Acquisition Transaction (other than the Offer or the Merger), it will promptly pay to the Purchaser in reimbursement for the Purchaser's expenses an amount in cash (not to exceed $15,000,000) equal to the aggregate amount of the Purchaser's documented out-of-pocket expenses incurred in connection with pursuing the transactions contemplated by the Merger Agreement as certified in good faith by the Purchaser and with reasonable detail.

  Indemnification of Directors' and Officers' Insurance. The Purchaser and the Company have agreed in the Merger Agreement that the Certificate of Incorporation of the Surviving Corporation or any successor by merger will contain the provisions with respect to indemnification which are set forth in the form of Third Restated Certificate of Incorporation of the Company included as an exhibit to the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years after the Effective Time provided that, in the event any claim is asserted or made within such six-year period, all rights to indemnification in respect of any such claim will continue until disposition of any and all such claims. The Merger Agreement further provides that, for a period of not less than six years after the Effective Time, the Purchaser will, or will cause the Surviving Corporation to provide, directors' and officers' liability insurance having substantially the same terms and conditions and providing at least the same coverage and amounts as the directors' and officers' liability insurance that is maintained by the Company at the Effective Time for all directors and officers of the Company and its subsidiaries who served as such at, or within one year prior to, the Effective Time. However, the Purchaser will not be required to pay an annual premium for such insurance in excess of the last annual premium paid by the Company prior to December 12, 1994 (but in such case will purchase as much coverage as possible for such amount).

  Redemption of Company Rights. Under the Merger Agreement, the Company has agreed to redeem the Company Rights effective immediately prior to the Purchaser's acceptance for payment of Shares pursuant to the Offer and will not otherwise redeem the Company Rights, or amend or terminate the Company Rights Agreement, unless in each such case the Company Board determines in good faith with the advice of outside counsel that complying with such covenant could reasonably be expected to result in a breach of its fiduciary duties under applicable law. The Company has agreed that the Offer will provide, and require that tendering stockholders confirm, that the Purchaser will be entitled to receive and retain the amounts paid in redemption of all Company Rights attached to Shares acquired pursuant to the Offer.


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

  Company Benefit Plans. The Merger Agreement provides that, except as otherwise agreed with individual option holders, at the Effective Time, (i) each then outstanding option to purchase Shares (a "Company Stock Option") under the Company's stock incentive plans (the "Company Plans"), whether vested or unvested, will become fully exercisable and vested, (ii) each Company Stock Option which is then outstanding will be cancelled and (iii) in consideration of such cancellation, at the election of the option holder, which may be allocated to either or both elections, (a) the Company will pay to such holders of Company Stock Options an amount in respect thereof equal to the product of
(x) the excess, if any, of the Offer Price over the respective exercise price thereof and (y) the number of Shares subject thereto, respectively, or (b) the Purchaser will issue an option as described below (a "Replacement Option").

  The Replacement Option with respect to each Company Stock Option, the exercise price for which exceeds $35 per Share, will be an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option (except that it will be subject to a vesting period ending on the first anniversary of the Effective Time), (i) an amount in cash equal to the product of $10.50 times the number of Shares purchasable under such Company Stock Option immediately prior to the Effective Time and (ii) the number of shares of Purchaser Common Stock equal to the product of .25 and the number of Shares purchasable under such Company Stock Option immediately prior to the Effective Time. The Purchaser will cause such options to continue to vest and to remain exercisable following the termination of the option holder's employment with the Purchaser and its affiliates in accordance with its past practice relative to the Purchaser's current employees; provided, that with respect to any employee of the Company or its subsidiaries at the Effective Time (a "Current Employee") whose employment with the Purchaser or its affiliates is terminated other than voluntarily by the employee or involuntarily for cause or as a result of retirement, the Purchaser will cause such options to continue to vest until the earlier of (i) six months following such termination and (ii) the end of the term of such option, as in effect immediately before such termination. All of the foregoing payments and issuances of shares in connection with such cancellations will be made either net of applicable withholding taxes or upon payment of required withholding taxes by the option holders.

  The Replacement Option with respect to each Company Stock Option, the exercise price for which is less than or equal to $35 per Share, will be an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option, the same number of shares of Purchaser Common Stock as the holder of such Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (not taking into account whether or not such option was in fact exercisable), at a price per share equal to (i) the aggregate exercise price for the Shares deemed otherwise purchasable pursuant to such Company Stock Option divided by (ii) the number of full shares of Purchaser Common Stock deemed purchasable pursuant to such Company Stock Option. All of the foregoing payments and issuances of shares in connection with such cancellations will be made either net of applicable withholding taxes or upon payment of required withholding taxes by the optionholders.

  The Merger Agreement provides that the Company Plans will generally terminate as of the Effective Time and the provisions in any other plan, program or arrangement, providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries will be deleted as of the Effective Time. The Merger Agreement also provides that the Company's other employee benefit plans, programs and policies other than salary (collectively, the "Employee Benefit Plans") in effect at the date of the Merger Agreement will, to the extent practicable, remain in effect until otherwise determined after the Effective Time and, to the extent such Employee Benefit Plans are not continued, the Purchaser will maintain Employee Benefit Plans with respect to employees of the Company and its subsidiaries which are no less favorable, in the aggregate, than the least favorable of: (i) those Employee Benefit Plans covering employees of the Purchaser from time to time;
(ii) those Employee Benefit Plans of the Company and its Subsidiaries that are in effect on the date of this Agreement other than the Tran$tock Plan; or (iii) Employee Benefit Plans that are reasonably competitive with respect to the industry in which the employer of the affected employees competes; provided, that in any event, until the first anniversary of the Effective Time, the

Surviving Corporation will provide Current Employees with Employee Benefit Plans, other than a nonqualified, unfunded plan maintained primarily to provide deferred compensation benefits to a select group of "management or highly compensated employees" within the meaning of Sections 201, 301, and 401 of ERISA, that are no less favorable in the aggregate than those provided to Current Employees by the Company and for its Subsidiaries immediately before the Effective Time. In the case of benefit plans which are continued and under which the employees' interests are based upon Company Common Stock, such interests will be based on Purchaser Common Stock in an equitable manner.

  In the Merger Agreement the Purchaser has agreed to cause the Surviving Corporation to (i) honor (a) in accordance with their terms all individual employment, severance, termination and indemnification agreements which by their express terms may not be unilaterally amended by the Company or any of its subsidiaries and (b) without modification all other specified employee severance plans, policies, employment and severance agreements and indemnification arrangements of the Company or any of its subsidiaries as such plans, policies, or agreements were in effect on the date of the Merger Agreement through the later of (x) December 31, 1995, (y) the termination date specified in such document or (z) the date agreed to by the Purchaser and the Company, (ii) waive any limitations regarding pre-existing conditions of Current Employees and their eligible dependents under any welfare or other employee benefit plans of the Purchaser and its affiliates in which they participate after the Effective Time (except to the extent that such limitations would have applied under the analogous plan of the Company and its subsidiaries immediately before the Effective Time), (iii) for all purposes under the post-retirement welfare benefit plans and policies of the Purchaser and its affiliates, treat Current Employees in the same manner as similarly situated employees of the Purchaser who were hired by the Purchaser before January 1, 1992 in accordance with the terms of such plans and policies as then in effect, as any such plans and policies are modified by the Purchaser or such affiliates from time to time, and (iv) for all other purposes under all Employee Benefit Plans applicable to employees of the Company and its subsidiaries, treat all service with the Company or any of its subsidiaries by Current Employees before the Closing as service with the Purchaser and its subsidiaries, except to the extent such treatment would result in duplication of benefits or would violate applicable law.

  The Merger Agreement also provides that, except as otherwise agreed with individual restricted stockholders, at the Effective Time, each Share which immediately prior to the Effective Time was subject to restrictions on transfer, whether vested or unvested, will become fully vested and freely transferable and will be exchanged for unrestricted shares of Purchaser Common Stock (with attached Purchaser Rights) pursuant to the Merger Agreement.

  Other Matters. In the Merger Agreement, the Company has agreed to declare a dividend on each share of the Company Preferred Stock to holders of record of such shares as of the close of the business day next preceding the Effective Time in an amount equal to the product of (i) a fraction, (x) the numerator of which equals the number of days between the payment date with respect to the most recent regular dividend paid by the Company and the Effective Time and (y) the denominator of which equals 91 and (ii) the amount of the regular quarterly dividend paid by the Company on the relevant series of Company Preferred Stock. The Company has also agreed (i) to promptly seek agreement, on terms reasonably acceptable to the Purchaser, of the banks party to the Company's revolving credit and letter of credit reimbursement agreements to (a) amend such agreements to provide that the execution by the Company of the Merger Agreement and the Stock Option Agreement and the purchase of Shares pursuant to the Offer or the Stock Option Agreement do not constitute an event permitting the banks which are parties thereto to accelerate the amounts outstanding under such agreements or establish cash collateral accounts (the "Bank Consents"), (b) amend such agreements to permit the consummation of the Merger, and (c) waive the interest rate increase otherwise applicable by reason of such events, (ii) to select the latest notice and repurchase dates permitted under the indenture governing the Company Notes in respect of the "change of control" effected by consummation of the Offer and (iii) in the event that such repurchase date occurs prior to the Merger, to cooperate with the Purchaser in arranging financing on terms reasonably acceptable to the Purchaser to finance any required repurchase of Company Notes.

  Conditions to the Merger. The obligations of Purchaser and the Company to consummate the Merger are subject to the satisfaction or, where legally permissible, waiver of various conditions, including that (i) the Purchaser has accepted for purchase and paid for Shares pursuant to the Offer; provided, that this condition will be deemed satisfied with respect to the Company if the Purchaser fails to purchase Shares pursuant to the Offer in violation of the terms of the Offer; (ii) the Merger Agreement (insofar as it relates to the Merger) and the Merger have been approved and adopted by the affirmative vote of the holders of Shares entitled to cast at least a majority of the total number of votes entitled to be cast by holders of Shares; (iii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") applicable to the Merger has expired or been terminated; (iv) the S-4 has become effective under the Securities Act and is not the subject of any stop order or proceeding seeking a stop order and the Purchaser has received all material state securities or blue sky permits and other authorizations necessary to issue the shares of Purchaser Common Stock (and attached Purchaser Rights) and Purchaser New Preferred Stock pursuant to the Merger Agreement; (v) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger is in effect (each party agreeing to use all reasonable efforts to have any such order reversed or injunction lifted); (vi) the Purchaser Common Stock (and the attached Purchaser Rights) to be issued in the Merger has been approved for listing on the NYSE, subject to official notice of issuance; and (vii) no action, suit or proceeding by any governmental entity before any court or governmental or regulatory authority is pending against the Company, the Purchaser or Sub or any of their subsidiaries challenging the validity or legality of the transactions contemplated by the Merger Agreement other than actions, suits or proceedings as to which the Purchaser had actual knowledge at the time of acceptance for payment of Shares pursuant to the Offer or which, in the reasonable opinion of counsel to the party asserting such condition, do not have a substantial likelihood of resulting in a material adverse judgment.

  The obligations of the Purchaser and Sub to effect the Merger and the transactions contemplated by the Merger Agreement are further subject to the Company not having failed to perform its material obligations required to be performed by it under the covenant described above at or prior to the closing date of the Merger, other than any such failures to perform as to which the Purchaser had actual knowledge at the time of acceptance for payment of Shares pursuant to the Offer. The obligation of the Company to effect the Merger is subject to the Purchaser and Sub not having failed to perform their material obligations required to be performed by them under the covenant described above relating to restrictions on business pending the Merger at or prior to the closing date of the Merger, other than such failures to perform as to which the Company had actual knowledge at the time of acceptance of Payment for Shares pursuant to the Offer.

  Termination; Fees and Expenses. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Agreement and the Merger by the stockholders of the Company; (i) by mutual consent of the Purchaser and the Company by action of their respective Boards of Directors (with any members of the Company Board who may hereafter be designated by the Purchaser abstaining); (ii) by the Company if (a) the Offer expires or is terminated without any Shares being purchased thereunder, or (b) the Purchaser fails to purchase validly tendered Shares in violation of the terms and conditions of the Offer or the Merger Agreement; (iii) by the Purchaser if, due to an occurrence which has made it reasonably impracticable to satisfy any of the conditions of the Offer set forth in Section 14 hereto at any time prior to the 90th day following the commencement of the Offer, the Purchaser (a) terminates the Offer or allows the Offer to expire without the purchase of any Shares thereunder, unless such termination or expiration has been caused by or resulted from the failure of the Purchaser to perform in any material respect any of its covenants and agreements contained in the Merger Agreement or the Offer, or (b) fails to pay for Shares pursuant to the Offer within 90 days after the date hereof, unless such failure to pay for such shares is caused by or results from the failure of the Purchaser to perform in any material respect any of its covenants or agreements contained in the Merger Agreement or the Offer; (iv) by either the Purchaser or the Company if the Merger is not consummated before June 30, 1995 despite the good faith effort of such party to effect such consummation (unless solely by reason of the conditions relating to the absence of certain injunctions, restraining orders or litigation (in which case, if such litigation, restraining order or litigation was in existence at the time of consummation of the Offer, such date will be September 30, 1995) or the failure to so consummate the Merger by such date is due to the action or failure to act of the party seeking to terminate the Merger Agreement, which action or failure to act constitutes a breach of the Merger Agreement); (v) by either the Purchaser or the Company if any court of competent jurisdiction has issued an injunction permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger, which injunction has become final and non-appealable; (vi) prior to the expiration of the Offer, by the Purchaser if the Company rescinds its redemption of the Company Rights and all other conditions to consummation of the Offer are satisfied, or the Company Board withdraws, amends or modifies in a manner adverse to the Purchaser its favorable recommendation of the Offer or the Merger or promulgates any recommendation with respect to an Acquisition Transaction (including a determination to take no position) other than a recommendation to reject such Acquisition Transaction; or (vii) prior to the expiration of the Offer, by the Company if (a) (x) any of the representations and warranties of the Purchaser contained in the Merger Agreement were incorrect in any material respect when made or have since become, and at the time of termination remain, incorrect in any material respect, or (y) there has been a material breach on the part of the Purchaser in the covenants of the Purchaser set forth herein, or any failure on the part of the Purchaser to comply with its material obligations hereunder, or any other events or circumstances have occurred, such that, in any such case, the Purchaser could not satisfy on or prior to June 30, 1995, any of the conditions to the Company's obligations to effect the Merger, or (b) the Company receives a written offer with respect to an Acquisition Transaction and the Company Board, after consulting with its outside counsel and financial advisor, determines in good faith that such Acquisition Transaction is more favorable to the Company's stockholders than the transactions contemplated by the Merger Agreement and, not later than the time of such termination, the Company has paid the expense reimbursement described above.

  In the event of termination of the Merger Agreement by either the Purchaser or the Company, the Merger Agreement will become void and there will be no liability or obligation on the part of the Purchaser, Sub or the Company or their respective officers or directors other than under certain provisions of the Merger Agreement relating to confidential treatment of non-public information and the payment of fees and expenses, except to the extent such termination results from the willful breach by a party of its covenants and agreements in the Merger Agreement. Under the Merger Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred by the Purchaser and the Company will be borne solely and entirely by the party which has incurred such costs and expenses, other than as described above with respect to reimbursement by the Company of expenses of the Purchaser under certain circumstances.

  Amendment and Waiver. Subject to applicable law, the Merger Agreement may be amended by action taken by or on behalf of the respective Boards of Directors of the Purchaser or the Company at any time prior to the Effective Time. After approval of the Merger by the stockholders of the Company, no amendment which under applicable law may not be made without the approval of the stockholders of the Company, may be made without such approval. At any time prior to the Effective Time, either the Company or the Purchaser may (i) extend the time for the performance of any of the obligations or other acts of the other party,
(ii) waive any inaccuracies in the representation and warranties of the other party contained in the Merger Agreement or in any document delivered pursuant thereto and (iii) waive compliance by the other party with any of the agreements or conditions contained therein, provided, that any representatives of the Purchaser on the Company Board will abstain from any such action to be taken by the Company.

STOCK OPTION AGREEMENT

  The following is a summary of the Stock Option Agreement dated as of December 12, 1994, by and between the Company and the Purchaser (the "Stock Option Agreement"). A copy of the Stock Option Agreement is filed as an Exhibit to the Schedule l4D-9. Such summary is qualified in its entirety by reference to the Stock Option Agreement.

  The Option. Pursuant to the Stock Option Agreement, the Company granted to the Purchaser the option (the "Option") to purchase, upon the terms and subject to the conditions provided for therein, to 7,500,000 Shares (the "Option Shares") at an exercise price of $17.50 per share (the "Option Purchase Price"). If not sooner exercised, the Option will expire fifteen business days following the termination of the Merger Agreement.

  Exercise of the Option. The Purchaser may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of any of the following events (each a "Triggering Event"): (i) if the Company accepts a proposal for or otherwise engages in any Acquisition Transaction other than the Offer or the Merger; (ii) if the Company Board withdraws, amends or modifies in a manner adverse to the Purchaser its favorable recommendation of the Offer or the Merger; or (iii) (a) if any person publicly proposes an Acquisition Transaction and (b) the Offer has expired in accordance with its terms and the Merger Agreement and the Minimum Condition fails to be satisfied; provided, however, that no Triggering Event will occur if the Purchaser is in material breach of the Merger Agreement. No Triggering Event has occurred as of the date of this Schedule 14D-9.

  In the event that the Purchaser acquires any Option Shares and within one year following the date of purchase disposes of such shares (other than to a wholly owned subsidiary of the Purchaser) through a sale, exchange, transfer, merger or otherwise, for an amount per share which exceeds the Option Purchase Price by more than $2.00 (the "Option Cap"), the Purchaser will promptly return to the Company the amount of such excess and thereby effect an upward adjustment to the Option Purchase Price. The Purchaser will not sell or otherwise dispose of Option Shares except in compliance with the Securities Act and any applicable state securities law.

  All payments made by the Purchaser to the Company in connection with the Option may be made, at the option of the Purchaser, either (a) by wire transfer or (b) by a certified or bank check or checks, in each case in immediately available funds.

  Cancellation Rights. At any time the Option is exercisable, the Purchaser will have the right, upon prior written notice (a "Purchaser Cash-out Notice") to the Company specifying the date of the closing (the "Cancellation Closing") thereof (which date will not be earlier than ten business days nor later than twenty business days after the receipt by the Company of such Purchaser Cash-out Notice), to cause the Company to pay to the Purchaser, in consideration for the cancellation of all or that part of the Option to be cancelled, an aggregate cash cancellation price (the "Cancellation Price") equal to the product of (i) the number of Shares as to which the Option is to be cancelled, multiplied by (ii) the excess (but in no event more than the Option Cap) of (x) the Applicable Price (as defined below) over (y) the Option Purchase Price.

  At any time after the Company receives an Exercise Notice pursuant to the Stock Option Agreement, the Company will have the right, upon prior written notice (a "Company Cash-out Notice" and, together with any Purchaser Cash-out Notice, a "Cash-out Notice") to the Purchaser not later than two business days prior to the applicable closing, specifying the date of the Cancellation Closing thereof (which will not be earlier than five business days nor later than fifteen business days after the receipt by the Purchaser of the applicable Company Cash-out Notice), to pay to the Purchaser in consideration for the cancellation of all or that part of the Option subject to such Exercise Notice, in lieu of delivering Option Shares, the Cancellation Price with respect to the Option Shares subject to such Exercise Notice.

  The "Applicable Price" will mean the average of the high and low sales prices (but in no event less than $17.50) of the Shares as quoted on the NYSE, or if not so quoted on the NYSE, then the average of the high and low sales prices on the principal national securities exchange is which the Shares are then listed, and if not so listed on any national securities exchange, then the average of the high and low bid prices per Share as quoted on the National Association of Securities Dealers, Inc. Automated Quotation System, on the day prior to the date of the applicable Purchaser Cash-out Notice or the applicable Exercise Notice, as the case may be (the "Measurement Date"); provided, however, that if any person has entered into an agreement with the

Company for an Acquisition Transaction, or an Acquisition Transaction has otherwise been proposed, prior to the delivery of the applicable Cash-out Price shall mean the average consideration proposed to be payable per outstanding Share pursuant to such Acquisition Transaction (or, if there is more than one such Acquisition Transaction, pursuant to the Acquisition Transaction which yields the greater average consideration) valued as of the Measurement Date (with any non-marketable securities included in such consideration being valued at the fair market value per share of such securities with such fair market value to be determined in good faith by an independent investment banking firm selected by the Company and the Purchaser).

    (ii) ARRANGEMENTS BETWEEN THE COMPANY AND CERTAIN OF ITS DIRECTORS AND EXECUTIVE OFFICERS.

  Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its executive officers, directors and affiliates are described in the Company's Proxy Statement dated April 1, 1994 (the "1994 Proxy Statement"). A copy of such portions of the 1994 Proxy Statement is attached hereto as Exhibit 1 and is incorporated herein by reference.

  On December 11, 1994, the Board of Directors established the Senior Executive Special Bonus and Retention Plan (the "Senior Executive Plan"), under which the participants will receive bonuses if the Offer or another Extraordinary Transaction (as defined in the Senior Executive Plan) involving the Company occurs on or before December 31, 1995. The bonuses payable under the Senior Executive Plan consist of (i) a cash bonus (the "Transaction Bonus") upon the consummation of the Extraordinary Transaction, and (ii) a retention bonus (the "Retention Bonus") in an amount equal to the Transaction Bonus, also payable in cash, on the later of December 31, 1995 or the sixth-month anniversary of the consummation of the Extraordinary Transaction. An individual participant will be eligible to receive the Transaction Bonus only if he is employed by the Company on the date the Extraordinary Transaction is consummated, or his employment is previously terminated by the Company in anticipation of, or at the request of a party intending to consummate, the Extraordinary Transaction. An individual participant will be eligible to receive the Retention Bonus only if (i) he is employed by the Company on the date the Retention Bonus becomes payable, (ii) his employment is terminated by the Company before the Extraordinary Transaction in anticipation of, or at the request of a party intending to consummate, the Extraordinary Transaction, or (iii) his employment is terminated before the Retention Bonus becomes payable by the participant for "good reason" or by the Company without "cause" (as defined in the participant's Termination Agreement with the Company). The participants in the program, and the aggregate amount of the combined Transaction Bonus and Retention Bonus that each of them is eligible to receive under the Senior Executive Plan are as follows: John P. DesBarres, Chairman, President and Chief Executive Officer--$2,062,500; Robert W. Best, Senior Vice President, Natural Gas--$1,375,000; Larry J. Dagley, Senior Vice President and Chief Financial Officer--$1,375,000; and David E. Varner, Senior Vice President, General Counsel and Secretary--$687,500. Pursuant to such participants' Termination Agreements, the Company indemnifies the participants against golden parachute excise taxes payable by them, which would include any such excise taxes payable from bonuses under the Senior Executive Plan. The foregoing description of the Senior Executive Plan is qualified in its entirety by reference to the Senior Executive Plan, a copy of which is filed as a exhibit hereto and is incorporated herein by reference.

  The Board also approved amendments to the Termination Agreements of Messrs. DesBarres, Dagley, Stephen R. Springer, President and Chief Operating Officer of Transco Gas Marketing Company, and Varner and the Severance Agreement of Mr. Best (collectively, the "Termination Agreements"). The amendment for Mr. DesBarres provides that his bonus following a change of control (including the consummation of the Offer) must equal at least 50 percent of his base salary, eliminates the requirement for mitigation following a termination of his employment, and makes certain changes to conform his agreement to the Termination Agreements covering the other executives named above. The amendments for the other executives named above provide that the portion of the severance benefits representing base salary through the third anniversary of the change of control will be paid in a lump sum without reduction to present value following the termination of the executive's employment. The Board also approved a Termination Agreement for Nicholas J. Neuhausel, Senior Vice President, Human Resources and Administration, who had not previously been a party to such an agreement. Mr. Neuhausel's Termination Agreement has the same provisions as the Agreements of Messrs. Best, Dagley, Springer and Varner, except that (i) his cash severance will include salary and bonus for the period through the third anniversary of the date of the termination of his employment by the Company without "cause" or by him for "good reason" and (ii) his total payments under the Termination Agreement will be limited to an amount such that none of such payments will be "excess parachute payments" for tax purposes. The foregoing description of the amendments to the Termination Agreements is qualified in its entirety by reference to the copy of such amendments which are filed as exhibits hereto and are incorporated herein by reference.

  In addition, the Board adopted the Selected Employee Retention Plan (the "Retention Plan"), under which participants would receive a bonus, with a maximum aggregate amount for all participants of $600,000, upon the earlier of
(i) the 90th day following the Merger or other change of control of the Company, or (ii) the date the participant's employment is actually or constructively terminated by the successor company in the change of control. The participants in the Retention Plan will be those officers and employees of the Company and its subsidiaries (other than participants in the Senior Executive Plan) who are designated by the Chief Executive Officer of the Company as part of the change of control transition team, who are considered key employees during the transition period.

  The Board also approved an amendment to the Key Management Employee Severance Pay Plan, which provides for one year's severance pay to certain officers of the Company and its subsidiaries who are not parties to Termination Agreements or severance agreements with the Company. The Amendment provides that the plan may not be amended or terminated before the later of December 31, 1995 or the first anniversary of a change of control (including the consummation of the Offer).

  The Company, Williams and each of Messrs. DesBarres, Dagley, Jay W. Elston (Vice President and Associate General Counsel), Neuhausel, Springer and Varner entered into agreements dated as of December 11, 1994 providing that such executives agree to eliminate their rights under their Severance Agreements upon any termination of their employment following a change of control in which they receive benefits under their Termination Agreements (including inter alia, their right to extend vesting and exercisability of stock options for three years and to accelerate full vesting of restricted stock units) except that,
(i) in the case of Messrs. DesBarres, Dagley, Elston, Springer and Varner, to the extent that they would receive less than one year's salary as severance under their respective Termination Agreement, they will continue to receive the balance of one year as severance under their Severance Agreement, and (ii) in the case of Messrs. Dagley, Elston, Neuhausel, Springer and Varner, they will continue to receive certain tax, financial counselling and outplacement benefits provided under their Severance Agreements.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  At several meetings between October 1991 and July 1992, as a result of the Company's weak financial condition and highly leveraged capital structure, the Board of Directors of Transco considered, with the advice of management and the Company's financial advisors, whether Transco should continue to implement its business plan as an independent company or seek strategic alternatives including a possible sale or merger of the Company. In July 1992, the Board of Directors authorized Transco's management and its financial advisors to contact four companies, which were viewed as capable of acquiring the Company, on a confidential basis to explore their interest in a potential acquisition of Transco. Two of the companies that were contacted, including Williams, requested additional business and financial information about Transco and entered into confidentiality agreements with respect to non-public information that was furnished to them. The effort was terminated when none of the four companies ultimately expressed interest in pursuing a transaction with Transco.

  On September 9, 1994, Keith E. Bailey, Chairman, President and Chief Executive Officer of Williams, at a social occasion with John P. DesBarres, Chairman, President and Chief Executive Officer of Transco, made a passing comment about the possibility of their considering a business combination of their respective companies, to which Mr. DesBarres did not respond. On September 22-23, 1994, the Company's Board of Directors reviewed the Company's preliminary long-range plan and discussed several strategic alternatives, including a master limited partnership involving the Company's Texas Gas subsidiary, a public offering of common stock, an acquisition for common stock, as well as the possibility of a strategic merger. At an informal meeting on September 30, 1994, Mr. Bailey advised Mr. DesBarres of Williams' interest in considering a business combination with Trasco and sought to determine Transco's interest in pursuing such discussions. Mr. DesBarres advised Mr. Bailey that Transco would be willing to consider pursuing discussions with Williams.

  On October 10, 1994, Williams and Transco executed a mutual confidentiality agreement, pursuant to which they agreed to maintain the confidentiality of non-public information that was received from the other party. Over the next two months, each company's management and advisors conducted due diligence investigations of the other party.

  At a meeting between Messrs. Bailey and DesBarres on November 23, 1994, Mr. Bailey proposed that Williams acquire 51% of the outstanding Shares for $17 per Share in cash, with the remaining Shares acquired in a merger for (i) .55 of a share of Purchaser Common Stock and (ii) a contingent value right which would pay additional cash consideration of up to a maximum of $2 per right if Purchaser Common Stock did not reach specified trading levels during any twenty consecutive trading days during a 12-18 month period. Mr. Bailey also indicated that Williams would require a stock option and certain termination fees to be paid by Transco in connection with any transaction. Mr. Bailey also indicated that he would like Mr. DesBarres to become President and a Director of Williams following the transaction. Mr. DesBarres responded that he wanted to defer any discussions about his future employment until after any Transaction was finally agreed upon, and that in any event he needed to consider personal and career issues before making any decision.

  On November 26, 1994 Mr. DesBarres, after consulting with the Company's financial advisor, advised Mr. Bailey that the proposed consideration was inadequate and that he was postponing the more extensive due diligence investigations that had been planned to commence on November 27, 1994 until the financial terms were more fully negotiated. After further discussions during the following week between Messrs. Bailey and DesBarres and their respective financial advisors, Williams increased its proposal on December 2, 1994 to $17.50 per share in cash for up to 55% of the outstanding shares and .6 of a share of Purchaser Common Stock for each remaining Share acquired in the merger. Williams rejected proposals by Transco's financial advisor for an adjustable exchange ratio in the merger within a range or "collar". Williams also continued to demand as part of its proposal that Transco grant Williams a stock option at $17.50 per Share for approximately 18% of the outstanding shares with a $5 per share cap on its value and an additional termination fee of $15 million. While Mr. DesBarres, after informal consultations with other Board members, advised Mr. Bailey that the proposal would require additional improvement, he agreed to let the due diligence investigation commence. Later that day, following further discussions with Mr. DesBarres and based upon the relative prices of the Shares and the Purchaser Common Stock on December 2, 1994, Mr. Bailey agreed to increase the exchange ratio to .625 assuming that negotiations were successfully completed. Williams' counsel delivered drafts of the merger and stock option agreements to representatives of the Company on December 3, 1994.

  Over the next few days, the parties continued to negotiate the proposal and Williams agreed to increase the percentage of Shares acquired for cash to approximately 60%. In addition, Williams replaced its demand for a $15 million termination fee with a provision for Transco to reimburse Williams for its actual expenses (up to a maximum of $15 million) upon the occurrence of certain events, including if Transco terminates the Merger Agreement to accept a competing bid to acquire the Company. On December 8, 1994, the Company Board reviewed the proposal with its financial advisor and authorized management to negotiate definitive terms and bring it before the Board.

  Representatives of Williams and Transco continued to negotiate the agreements over the next three days. On December 11, 1994, Williams agreed to reduce the cap on the value of its option to $2 per option Share and agreed to Transco's request for the right to cancel the option following any exercise by Williams for a cash payment not to exceed such cap. On December 11, 1994, the Boards of Directors of Williams and Transco approved the Merger Agreement and the Stock Option Agreement. On December 12, 1994, the Merger Agreement and the Stock Option Agreement were executed and the parties issued a joint press release with respect thereto.

  Recommendation of the Board. On December 8 and 11, 1994, the Board of Directors of Transco met to consider the proposed business combination with Williams. At the meeting on December 11, the Board of Directors, by a unanimous vote of those directors present (with Mr. Bailar absent), approved the Merger Agreement and the Stock Option Agreement, determined that the Offer and the Merger, taken together, are fair to and in the best interest of the Company's stockholders and recommended that holders of Shares accept the Offer, tender their Shares pursuant to the Offer and approve the Merger and the Merger Agreement.

  A copy of a letter to stockholders communicating the Board's determination and recommendation is attached hereto as Exhibit 4 and incorporated herein by reference.

  (b) REASONS FOR THE BOARD'S RECOMMENDATION.

  Prior to reaching its conclusions, the Board received presentations from, and reviewed the transactions contemplated by the Merger Agreement with, the Company's management and financial advisor. In reaching its conclusions, the Board considered a number of factors, including, but not limited to, the following:

    (i) The Company's business, its current financial condition and results of operations and its future prospects, including the effects of recent regulatory developments on the Company's natural gas pipeline business. The Company Board considered the significant amounts of capital that will be required to maintain and expand the Company's operations and the constraints that the Company's high leverage imposes on the Company's ability to raise such funds as an independent concern. The Company Board also considered the Company's efforts over the preceding three years to alleviate the Company's weak financial situation due to its highly leveraged capital structure, certain under-performing assets outside its core businesses and several regulatory and legal contingencies. The Company Board also reviewed the Company's long-range financial plans under several scenarios to consider the alternative of Transco remaining an independent public company, including the risks and uncertainties in meeting the assumptions underlying such scenarios and the range of expected future earnings and stock trading prices which may be expected if such performance levels were achieved.

    (ii) Presentations by the Company's management and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to the Company Board at meetings held on December 8 and 11, 1994, as to various financial and other considerations deemed relevant to the Company Board's evaluation of the Transaction, including, among other things, (1) a review of the Company's and Williams' historical financial condition and results of operations, (2) a review of the Company's and Williams' projected financial performance under their respective business plans, (3) a review of the historical and recent market prices for the Shares and the Purchaser Common Stock, including an analysis of Williams' recent repurchase program in which it repurchased an aggregate of approximately 13.8 million shares of Purchaser Common Stock during the period August 29, 1994 through November 30, 1994,
  (4) a comparison of the Company with selected comparable public companies on the basis of certain financial and market data, (5) a comparison of selected comparable acquisition transactions, (6) a discounted cash flow analysis of the Company and its subsidiaries, (7) a comparison of the premium to the Company's stock price compared to other large transactions over the last four years as well as to recent transactions involving energy companies, and (8) estimated pro forma financial information for a combined Williams/Transco entity.

    (iii) The oral opinion of Merrill Lynch delivered at the meeting on December 11, 1994 and subsequently delivered to the Company Board in writing, that as of such date, the consideration to be received by the stockholders of the Company (other than the Purchaser and its affiliates) pursuant to the Offer and the Merger, taken as a whole, is fair to such stockholders from a financial point of view. A copy of the opinion of Merrill Lynch, setting forth the assumptions made, the matters considered, and the limitations on the review undertaken, is attached as Exhibit 5 hereto and is incorporated herein by reference. The Company Board was aware in this connection that Merrill Lynch becomes entitled to the fees described in Item 5 in connection with its engagement by the Company upon execution and consummation of the Merger Agreement.

    (iv) Williams' obligation to consummate the Offer and the Merger is subject to a limited number of conditions, including the fact that the Offer is not conditioned on financing or the closing of the $2.5 billion sale of the network services portion of its telecommunications business, and that Williams has agreed in the Merger Agreement that, in the event it is unable to consummate the Offer at any scheduled expiration thereof due to the failure of certain conditions, it will continue to extend the Offer for up to 90 days following commencement of the Offer;

    (v) The Company Board recognized that Williams had required as a condition to its holding the discussions and negotiations with the Company that led to the Merger Agreement that the Company and its representatives not solicit possible acquisition interest from third parties and that no such solicitation had been undertaken. In determining that this was an appropriate course, the Company Board considered (1) the uncertainties and potential adverse impact that a "public" auction of the Company could have on the business, employees and prospects of the Company, including its relationships with third parties, (2) the fact that Williams had advised that it would withdraw as a potential acquiror of the Company and pursue other business strategies if such a process were undertaken, and that the Company Board was informed that Williams' actions in negotiations involving other companies indicated that Williams' statement should be considered accurate, (3) the lack of interest in an acquisition of the Company by any of the potential qualified acquirors that had previously been solicited by the Company in the third quarter of 1992 and (4) the terms of the Merger Agreement described below which permit the Company to terminate the Merger Agreement to allow the Company to enter into any alternative transaction which the Company Board determines is more favorable to the Company's stockholders than the transactions contemplated by the Merger Agreement (provided that upon such termination the Company reimburses the Purchaser for up to $15 million in out-of-pocket expenses and pays any amounts that could become payable upon the Purchaser's exercise of the Stock Option Agreement). The Company Board also took into account the view of management and Merrill Lynch that, based on among other things Transco's large size and high leverage, the market's limited interest generally in regulated gas pipeline companies, antitrust considerations and an analysis of the theoretical alternative bidders, it was unlikely that a third party bidder would be prepared to pay a higher price for the Shares than the consideration offered in the Offer and the Merger, particularly without assuming greater risks of non-consummation than apply to the Offer and the Merger.

    (vi) The Company may be required to pay Williams amounts pursuant to the Option Agreement and the reimbursement of expenses pursuant to the Merger Agreement upon the occurrence of certain events, including if the Company terminates the Merger Agreement to accept a proposal that is more favorable to the Company's stockholders than the Offer and the Merger. The Company Board noted that, under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company is free to engage in discussions or negotiations with, and may furnish non-public information to, a third party who makes a written acquisition proposal if either (1) the Company Board determines in good faith with the advice of its financial advisors that such proposal may reasonably be expected to result in a transaction that is financially superior to the transactions contemplated by this Agreement, or (2) the Company Board determines in good faith with the advice of outside counsel that failure to do so could reasonably be expected to result in a breach of the Company Board's fiduciary duties under applicable law. The Company Board also noted the terms of the Option Agreement, including the $2 cap per option share (which would only be fully payable generally if and to the extent that an alternative transaction provided at least $19.50 per share to the Company's common stockholders), the limited circumstances under which the Option becomes exercisable and the right of the Company to cancel the Option following Williams' exercise for a cash payment (not in excess of the cap) which could avoid any impediment to another transaction that might arise from Williams owning approximately 15% of the outstanding Shares following exercise of the Option. In addition, the Merger Agreement provided that the expense reimbursement would be limited to documented, out-of-pocket expenses, which may be significantly below the maximum limitation of $15 million. In this regard, the Company Board also recognized that the Option Agreement and the provisions of the Merger Agreement relating to reimbursement of expenses and solicitation of acquisition proposals were insisted upon by Williams as a condition to entering into the Merger Agreement and making the Offer and had been substantially modified in the Company's favor over the course of the negotiations. The Company Board considered the possible effect of the Option Agreement and these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of the Company and concluded, based in part on Merrill Lynch's advice, that the Option Agreement and expense reimbursement provisions should not significantly deter a bona fide interested third party from making a proposal for the Company and are reasonable in light of the benefits of the Offer and the Merger;

    (vii) The exchange ratio in the Merger is fixed at .625 of a share of Purchaser Common Stock for each Share without a "collar" in which the number of shares of Purchaser Common Stock would increase or decrease as the trading price of Purchaser Common Stock changed in the market and the effect on the combined value to be received in the Transaction based on different trading prices for Purchaser Common Stock. The Company Board noted that Williams had rejected each effort by the Company's management and financial advisor to include a collar. The Company Board also considered that the effect of a collar is not only to reduce the risk of a decline in the trading price of Purchaser Common Stock, but also to reduce the benefit the Company's stockholders would otherwise receive as a result of any increase in the trading price of Purchaser Common Stock;

    (viii) The outstanding two series of Company Preferred Stock is being exchanged in the Merger for two new series of Purchaser New Preferred Stock having substantially equivalent terms. In particular, the Company Board noted that the conversion rate of each series of Purchaser New Preferred Stock into Purchaser Common Stock is equal to the product of (a) the conversion rate of the corresponding series of Company Preferred Stock into Shares multiplied by (b) the exchange ratio in the Merger of .625. The Company Board also considered that the Purchaser agreed to use its reasonable best efforts to cause the Purchaser $4.75 Preferred Stock to be listed on the NYSE or quoted on the NASDAQ National Market System. The Company Board also recognized that the holders of Purchaser New Preferred Stock would have the benefit of having a security issued by a company with a higher credit rating than that of the Company.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Merrill Lynch was retained, pursuant to a letter agreement dated October 5, 1994, as financial advisor to the Board of Directors with respect to any proposed Business Combination (as defined in the letter agreement), including a merger of the Company, sale of 50% or more of the Company's outstanding voting securities or a similar transaction. Pursuant to the terms of such letter agreement, the Company agreed to pay Merrill Lynch a fee of $500,000 contingent and payable in cash upon any public announcement of (a) an agreement between the Company and another party relating to a Business Combination or (b) a tender offer or exchange offer for 50% or more of the outstanding voting securities of the Company. Pursuant to the terms of the letter agreement, if, during the period Merrill Lynch is retained by the Company or within 12 months thereafter, (a) a Business Combination is consummated or (b) the Company enters into an agreement which subsequently results in a Business Combination, the Company has agreed to pay Merrill Lynch an additional fee in an amount equal to 0.4% of the aggregate "purchase price" paid in such Business Combination, payable in cash upon the closing of such Business Combination or, in the case of a tender offer or exchange offer, upon the first purchase or exchange of shares pursuant to such tender offer or exchange offer, as the case may be, against which the $500,000 fee described above is credited. Pursuant to the letter agreement, Merrill Lynch will be entitled to a fee at the consummation of the Offer as if all outstanding Shares on a fully diluted basis were acquired at such time at the price paid in the Offer. In addition, the letter agreement defines "purchase price" to include the amount of indebtedness and preferred stock of the Company or any subsidiary which is assumed or acquired by the acquiror or retired or redeemed in connection therewith. Under the letter agreement, Merrill Lynch will be entitled to a fee of approximately $12 million, against which the $500,000 fee previously payable will be credited. In addition, the Company has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses (including reasonable fees and disbursements of its legal counsel) and has agreed to indemnify Merrill Lynch and its affiliates and their directors, officers, employees, agents and controlling persons thereof, against certain liabilities.

  Merrill Lynch has, in the past, provided financial advisory and financing services to the Company and has received fees for the rendering of such services. In the ordinary course of business, Merrill Lynch engages in trading the securities of the Company and the Purchaser for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

  Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Other than as described above, during the past sixty days no other transaction in the Shares has been effected by the Company or any subsidiary or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company other than Shares that may have been allocated to participants under The Tran$tock Employee Stock Ownership Plan, purchases of an aggregate of 14.199 Shares by Mr. Neuhausel through regular biweekly payroll deductions in Transco Energy Company Thrift Plan and other than purchases and sales in the ordinary course in open market transactions by the Thrift Plan.

  (b) To the best knowledge of the Company, its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934) except that some directors and officers are considering holding their Shares to exchange them for Purchaser Common Stock in the Merger, subject to market conditions and other factors.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) There are presently no negotiations being undertaken or underway by the Company in response to the Offer which relate to or would result in:

    (i) an extraordinary transaction much as a merger or reorganization involving the Company or any subsidiary of the Company, other than the Merger;

    (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

    (iii) a tender offer for or other acquisition of securities by or of the Company, other than the Offer; or

    (iv) any material change in the present capitalization or dividend policy of the Company, other than as described in Item 8(b) below.

  (b) There are presently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, other than as described in or incorporated by reference into Item 3(b), which relate to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

 (a) Section 203 of the DGCL.

  As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware Law. Section 203 would prevent an "Interested Stockholder" (defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans that do not provide for confidential voting by plan participants), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of Section 203, the Company Board has approved the transactions contemplated by the Merger Agreement and the Stock Option Agreement, thereby exempting such transactions from such provisions.

 (b) Article Eighth of the Company's Restated Certificate of Incorporation.

  Under Article Eighth of the Company's Second Restated Certificate of Incorporation, certain extraordinary transactions require the prior approval of at least eighty percent of the directors then in office or the vote of at least eighty percent of the outstanding stock of the Company entitled to vote thereon or compliance with specified procedural requirements. In accordance with Article Eighth, the Company Board by a vote of not less than 80% of the directors then in office approved the transactions contemplated by the Merger Agreement and the Stock Option Agreement, thereby exempting such transactions from such provisions.

 (c) Redemption by Holders of Company and Subsidiary Preferred Stock.

  The Certificates of Designation, Preferences and Rights of the Company's $4.75 Preferred Stock and $3.50 Preferred Stock provide that in the event (i) any person is or becomes the owner of 30% or more of the outstanding common stock of the Company or (ii) individuals who constitute the Continuing Directors (as defined therein) cease for any reason to constitute at least a majority of the Company Board (each a "Change of Control"), each holder of such preferred stock shall have the right, at the holder's option, to require the Company to redeem all or any number of such holder's shares, unless such Change of Control has been approved by the Continuing Directors prior to or within 21 days after the date on which such Change in Control shall have occurred. At its meeting on December 11, 1994, the Company Board approved the transactions contemplated by the Merger Agreement and the Stock Option Agreement such that the redemption rights will not be triggered by such transactions.

  The Certificate of Designation, Preferences and Rights of TGPL's Cumulative Preferred Stock, $8.75 Series provides that in the event (x) (i) any person is or becomes the owner of 30% or more of the outstanding common stock or (ii) individuals who constitute the Continuing Directors (as defined therein) cease for any reason to constitute at least a majority of the Board (each a "Change of Control") and (y) the prevailing credit ratings of TGPL's senior debt securities is reduced below investment grade on any date within 90 days following a Change in Control as a result thereof, each holder of such preferred stock shall have the right, at the holder's option, to require TGPL to redeem all or any number of such holder's shares of such preferred stock, unless such Change of Control has been approved by the Continuing Directors prior to or within 21 days after the date on which such Change in Control shall have occurred. At its meeting on December 11, 1994, the Company Board approved the transactions contemplated by the Merger Agreement and the Stock

Option Agreement and the Board of Directors of TGPL will act by written consent to approve such transactions, such that the redemption rights will not be triggered by such transactions.

 (d) The Rights Agreement.

  At its meeting on December 11, 1994, the Company Board approved the deferral of the Distribution Date, as defined in the Rights Agreement, with the effect that none of the transactions contemplated by the Merger Agreement or the Stock Option Agreement will result in a Distribution Date, other than an exercise of the Stock Option Agreement following which the Purchaser beneficially owns 20% or more of the outstanding Shares. In addition, pursuant to the Merger Agreement, the Company has agreed to redeem all outstanding Company Rights prior to Williams' acceptance for payment of Shares pursuant to the Offer, at a redemption price of $.05 per Company Right and will not otherwise redeem the Company Rights or amend or terminate the Company Rights Agreement, unless in each such case the Board determines in good faith with the advice of outside counsel that complying with any such covenants could reasonably be expected to result in a breach of its fiduciary duties under applicable law. The Company agreed in the Merger Agreement that the Offer will provide, and require that tendering stockholders confirm, that the Purchaser will be entitled to receive and retain the amounts paid in redemption of all Company Rights attached to Shares acquired pursuant to the Offer.

 (e) Certain Litigation.

  The Company, certain of its directors, and Williams have been named as defendants in six purported class actions commenced in the Court of Chancery in and for New Castle County, Delaware. Each of the actions purports to be brought as a class action on behalf of all public stockholders of the Company. The actions are captioned as follows: Alpern v. Transco Energy Company, et al. (C.A. No. 13918); Weiss et al. v. DesBarres, et al., (C.A. No. 13923); Steiner
v. DesBarres, et al., (C.A. No. 13920); Miller v. DesBarres, et al., (C.A. No. 13922); Rand et al. v. DesBarres, et al. (C.A. No. 13925); and DeCesare v. DesBarres, et al. (C.A. No. 13926).

  The complaint in each of the six lawsuits alleges that the directors of the Company breached their fiduciary duties to the shareholders in considering and approving the proposed Transaction with Williams, and that Williams aided and abetted such breaches. In particular, some or all of the complaints allege that the directors agreed to sell the Company at an inadequate price and without proper information concerning the intrinsic value of the Company and its shares; that the directors breached their duties by agreeing to an allegedly coercive tender offer and by agreeing to the Option Agreement; and that the directors should not have agreed to the Transaction without holding an auction for sale of control of the Company. As relief, each of the complaints seeks, among other things, an injunction against consummation of the Transaction and damages in an unspecified amount.

  The Company believes that the lawsuits are without merit, and intends to vigorously defend the actions.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  The following Exhibits are filed herewith:

  (1) The Company's Proxy Statement dated April 1, 1994

  (2) Agreement and Plan of Merger dated as of December 12, 1994 by and among The Williams Companies, Inc., WC Acquisition Corp. and Transco Energy Company

  (3) Stock Option Agreement dated as of December 12, 1994 by and between The Williams Companies, Inc. and Transco Energy Company

  (4) Letter to the Company's stockholders dated December 16, 1994*
- --------
* Included in copies mailed to stockholders.

  (5) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated December 11, 1994*

  (6) Press Release dated December 12, 1994

  (7) Termination Agreement, dated as of December 11, 1994, between Transco Energy Company and Nicholas J. Neuhausel.

  (8) Amendment, dated December 11, 1994, to the Termination Agreement between Transco Energy Company and Larry J. Dagley dated as of March 25, 1992.

  (9) Amendment, dated December 11, 1994, to the Termination Agreement between Transco Energy Company and Stephen R. Springer dated as of March 25, 1992.

  (10) Amendment, dated December 11, 1994, to the Termination Agreement between Transco Energy Company and David E. Varner dated as of March 25, 1992.

  (11) Amendment, dated December 11, 1994, to the Termination Agreement between Transco Energy Company and John P. DesBarres dated as of October 31, 1991.

  (12) Amendment, dated December 11, 1994, to the Severance Agreement between Transco Energy Company and Robert W. Best dated as of March 25, 1992.

  (13) Senior Executive Special Bonus and Retention Plan.

  (14) Agreement, dated December 11, 1994, between Transco Energy Company, The Williams Companies, Inc. and Larry J. Dagley.

  (15) Agreement, dated December 11, 1994, between Transco Energy Company, The Williams Companies, Inc. and David E. Varner.

  (16) Agreement, dated December 11, 1994, between Transco Energy Company, The Williams Companies, Inc. and Nicholas J. Neuhausel.

  (17) Agreement, dated December 11, 1994, between Transco Energy Company, The Williams Companies, Inc. and Steven R. Springer.

  (18) Agreement, dated December 11, 1994, between Transco Energy Company, The Williams Companies, Inc. and Jay W. Elston.

  (19) Agreement, dated December 11, 1994, between Transco Energy Company, The Williams Companies, Inc. and John P. DesBarrres.

  (20) Alpern v. Transco Energy Company, et al., (Del. Ch.) (C.A. No. 13918).

  (21) Weiss et al. v. DesBarres, et al., (Del. Ch.) (C.A. No. 13923).

  (22) Steiner v. DesBarres, et al., (Del. Ch.) (C.A. No. 13920).

  (23) Miller v. DesBarres, et al., (Del. Ch.) (C.A. No. 13922).

  (24) Rand et al. v. DesBarres, et al. (C.A. No. 13925).

  (25) DeCesare v. DesBarres, et al., (C.A. No. 13926).

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          TRANSCO ENERGY COMPANY

                                                   /s/ David E. Varner
                                          By: _________________________________
                                            Name: David E. Varner
                                            Title: Senior Vice President,
                                                   General Counsel and
                                                   Secretary

Date: December 16, 1994

  The following Exhibits are filed herewith:

 EXHIBIT
   NO.                             EXHIBITS                            PAGE NO.
 -------                           --------                            --------
 (1)     The Company's Proxy Statement dated April 1, 1994
 (2)     Agreement and Plan of Merger dated as of December 12, 1994 by and among The Williams Companies, Inc., WC Acquisition
         Corp. and Transco Energy Company
 (3)     Stock Option Agreement dated as of December 12, 1994 by and between The Williams Companies, Inc. and Transco Energy
         Company
 (4)     Letter to the Company's stockholders dated December 16,
         1994*
 (5)     Opinion of Merrill Lynch, Pierce, Fenner & Smith
         Incorporated dated December 11, 1994*
 (6)     Press Release dated December 12, 1994
 (7)     Termination Agreement, dated as of December 11, 1994,
         between Transco Energy Company and Nicholas J. Neuhausel.
 (8)     Amendment, dated December 11, 1994, to the Termination
         Agreement between Transco Energy Company and Larry J.
         Dagley dated as of March 25, 1992.
 (9)     Amendment, dated December 11, 1994, to the Termination
         Agreement between Transco Energy Company and Stephen R.
         Springer dated as of March 25, 1992.
 (10)    Amendment, dated December 11, 1994, to the Termination
         Agreement between Transco Energy Company and David E.
         Varner dated as of March 25, 1992.
 (11)    Amendment, dated December 11, 1994, to the Termination
         Agreement between Transco Energy Company and John P.
         DesBarres dated as of October 31, 1991.
 (12)    Amendment, dated December 11, 1994, to the Severance
         Agreement between Transco Energy Company and Robert W. Best dated as of March 25, 1992.
 (13)    Senior Executive Special Bonus and Retention Plan.
 (14)    Agreement, dated December 11, 1994, between Transco Energy
         Company, The Williams Companies, Inc. and Larry J. Dagley.
 (15)    Agreement, dated December 11, 1994, between Transco Energy
         Company, The Williams Companies, Inc. and David E. Varner.
 (16)    Agreement, dated December 11, 1994, between Transco Energy
         Company, The Williams Companies, Inc. and Nicholas
         Neuhausel.
 (17)    Agreement, dated December 11, 1994, between Transco Energy
         Company, The Williams Companies, Inc. and Steven R.
         Springer.
 (18)    Agreement, dated December 11, 1994, between Transco Energy
         Company, The Williams Companies, Inc. and Jay W. Elston.
 (19)    Agreement, dated December 11, 1994, between Transco Energy
         Company, The Williams Companies, Inc. and John P.
         DesBarrres.
 (20)    Alpern v. Transco Energy Company, et al., (Del. Ch.) (C.A.
         No. 13918).
 (21)    Weiss et al. v. DesBarres, et al., (Del. Ch.) (C.A. No.
         13923).
 (22)    Steiner v. DesBarres, et al., (Del. Ch.) (C.A. No. 13920).
 (23)    Miller v. DesBarres, et al., (Del. Ch.) (C.A. No. 13922).
 (24)    Rand et al. v. DesBarres, et al. (C.A. No. 13925).
 (25)    DeCesare v. DesBarres, et al., (C.A. No. 13926).

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* Included in copies mailed to stockholders.